12014993

SEC MAIL PROCESSING SECTION RECEIVED MAR - 1 2012 WASH, D.C. 196

SE[illegible] MISSION

[illegible] D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M+T Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Delaware Ave, Suite 2000
(No. and Street)

Buffalo NY 14202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Keane (716) 651-4819
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center Buffalo NY 14203-2879
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K9 4/16

OATH OR AFFIRMATION

I, Michael J Keane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&T Securities Inc, as of February 28, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

[signature]
Signature

Administrative VP
Title

[signature]
Notary Public

Heidi A Hartnett
Notary Public, State of New York
Qualified in Erie County
No. 01HA6065608
Commission Expires Oct. 22, 2013

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

M&T SECURITIES, INC.

Financial Statements and Schedules
December 31, 2011

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2011

pwc

Report of Independent Auditors

To the Board of Directors and Shareholder of
M&T Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, cash flows and changes in shareholder's equity present fairly, in all material respects, the financial position of M&T Securities, Inc. (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2011
(Dollars in thousands)

Assets:		
Cash on deposit with parent:		
Operating account	$	349
Accounts segregated for customer funds		3,406
Securities owned, at fair value		6,849
Investment in MTB Money Market Mutual Fund		19,350
Receivable from broker		12,789
Furniture and equipment, at cost less accumulated depreciation of $2,473		875
Deferred income taxes		2,231
Other assets		3,967
Total assets	$	49,816
Liabilities:		
Due to customers	$	3,406
Due to parent		924
Commissions payable		2,214
Deferred revenue		8,217
Other liabilities		5,487
Total liabilities		20,248
Shareholder's equity:		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		75
Additional paid-in capital		28,308
Retained earnings		1,185
Total shareholder's equity		29,568
Total liabilities and shareholder's equity	$	49,816

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Income
Year ended December 31, 2011
(In thousands)

Revenues:	
Commissions	$ 60,757
Fees	9,390
Trading	6,494
Interest	399
Other	7,871
Total revenues	84,911
Expenses:	
Employee compensation and benefits	48,904
Occupancy	12,714
Clearing broker fees	1,079
Other	14,564
Total expenses	77,261
Income before income taxes	7,650
Income taxes	3,022
Net income	$ 4,628

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year ended December 31, 2011
(In thousands)

Cash flows from operating activities:		
Net income	$	4,628
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation expense		1,169
Depreciation and amortization		429
Deferred income tax benefit		(250)
Net change in:		
Securities owned, at fair value		497
Receivable from broker		(6,074)
Current income taxes receivable from/ payable to parent		872
Deferred revenue		8,217
Other, net		359
Net cash provided by operating activities		9,847
Cash flows from investing activities:		
Proceeds from sale of securities to parent		7,975
Intangible asset purchased from parent		(642)
Capital expenditures, net		(160)
Net cash provided by investing activities		7,173
Cash flows from financing activities:		
Dividend to parent		(7,975)
Net increase in cash and cash equivalents		9,045
Cash and cash equivalents at beginning of year		10,654
Cash and cash equivalents at end of year	$	19,699

Supplemental disclosure of cash flow information

Interest received during the year	$	478
Income taxes paid to parent during the year		2,400

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Shareholder's Equity
Year ended December 31, 2011

		Common stock	Additional paid-in capital	Retained earnings	Total
		(In thousands)			
Balance at January 1, 2011	$	75	27,139	4,532	31,746
Net income		-	-	4,628	4,628
Dividend to parent		-	-	(7,975)	(7,975)
Stock-based compensation expense		-	1,169	-	1,169
Balance at December 31, 2011	$	75	28,308	1,185	29,568

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2011

1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of M&T Bank and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company provides securities brokerage, investment advisory and insurance services.

The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities and mutual fund transactions are executed. The Company sells mutual funds, fixed income and other securities, and annuity and insurance products in the banking offices of M&T Bank. The mutual fund activity is either self-cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies, or is cleared utilizing the clearing broker. Annuity and life insurance products are self-cleared directly with insurance companies.

The Company acts as both principal and riskless principal on municipal security transactions and other fixed income government and corporate securities. As principal, securities are purchased from dealers at the market rate and held until sold at a mark-up to the customer. As riskless principal, the Company purchases securities from dealers at the market rate and simultaneously delivers the securities to the customer at a mark-up. Revenues associated with these activities are included in trading revenues in the statement of income. The Company participates in municipal securities underwriting activities as a syndicate member or as part of a selling group. The Company also acts as manager for the issuance and distribution of municipal notes and bonds. Revenues associated with these activities are included in other revenues in the statement of income. As distributor, the Company may maintain an inventory of these issues until sold.

The Company provides mutual fund shareholder services to the MTB Group of Funds, an affiliated open-end registered investment company. The associated revenues totaled $72,000 in 2011 and are included in fee revenues in the statement of income.

The Company is subject to applicable federal and state securities laws and regulations, the rules of the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board, and state insurance laws and regulations.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of the statement of cash flows, cash and cash equivalents consist of the operating checking account with M&T Bank and investments in the MTB Money Market Mutual Fund.

Securities owned

Securities owned are stated at fair value. Realized gains and losses and unrealized changes in fair value of securities owned are included in trading revenues in the statement of income.

Investment in MTB Money Market Mutual Fund

The Company invests available funds in excess of anticipated liquidity requirements in the MTB Money Market Mutual Fund. This mutual fund predominately invests in short-term debt obligations issued by the U.S. government and its agencies and corporations, and repurchase agreements secured by these obligations. Valuation of the investment in this mutual fund is considered a Level 1 valuation in the fair value hierarchy established by GAAP. Level 1 valuations are determined from quoted prices in active markets for identical assets. Income earned on the investment is included in interest revenues in the statement of income.

Commissions and clearing broker fees

Commissions from brokerage services and sales of mutual funds and annuities that are reasonably estimable are recorded as income on the trade date. Commissions from life insurance sales are recorded when received from the insurance companies. Clearing broker fees and other expenses are recognized as incurred.

2. Summary of significant accounting policies, continued

Stock-based compensation

Employees of the Company have been granted restricted stock awards, comprised of restricted stock and restricted stock units, and options to purchase shares of common stock of M&T Bank Corporation ("M&T"), the parent company of M&T Bank, under incentive compensation plans of M&T. Information regarding the incentive compensation plans of M&T is included in M&T's Annual Report (Form 10-K) as filed with the SEC.

The Company recognizes expenses for stock-based compensation using the fair value method of accounting. Stock-based compensation expense is included in employee compensation and benefits expenses in the statement of income and totaled $1,169,000 in 2011. As of December 31, 2011, outstanding stock options and unvested restricted stock awards granted to the Company's employees totaled 249,069 (of which 230,398 were exercisable) and 41,953, respectively.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and combined New York State and New York City income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation. The Company also files income tax returns in over thirty states and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

Intangible assets

Intangible assets represent the assignment of portions of the cost of an acquired entity to brokerage relationships established by the acquired entity. Intangible assets are initially recorded at their estimated fair value and are generally amortized using accelerated methods over estimated useful lives that range from five to eight years. The Company periodically assesses whether events or changes in circumstances indicate that the carrying amounts of intangible assets may be impaired. The net carrying amount of intangible assets was $575,000 at December 31, 2011 and is included in other assets in the statement of financial condition.

3. Securities owned

The Company maintains a trading inventory, predominately comprised of municipal notes and bonds, as both principal and riskless principal. The fair value of these securities totaled $6,849,000 at December 31, 2011.

Valuations of securities owned by the Company have been classified as Level 2 in the fair value hierarchy established by GAAP. Level 2 valuations are determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

4. Pension plans and other postretirement benefits

The Company participates in M&T's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits for the defined benefit plan accrue to participants based on their level of compensation and number of years of service. Amounts contributed to that plan are sufficient to meet Internal Revenue Code funding standards. Net periodic pension expense related to the defined benefit plan recognized by the Company in 2011 was $905,000. Amounts contributed to the noncontributory defined contribution pension plan are based on an individual participant's total compensation (generally defined as total wages, incentive compensation, commissions and bonuses) and years of service. Expense recorded by the Company in 2011 related to the defined contribution plan was $798,000. Expenses related to the pension plans are included in employee compensation and benefits expenses in the statement of income.

The Company also participates in M&T's defined benefit health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are eligible to select coverage in the plans. Net postretirement benefits expense recognized by the Company in 2011 was $122,000. Such expense is included in employee compensation and benefits expenses.

Additionally, the Company participates in the M&T Bank Corporation Retirement Savings Plan and Trust ("Savings Plan"). The Savings Plan is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution to the Savings Plan in an amount equal to 75% of an employee's contribution, up to 4.5% of the employee's qualified compensation. The Company's contributions to the Savings Plan totaled $1,390,000 in 2011 and are included in employee compensation and benefits expenses.

5. Income taxes

The components of income taxes were as follows:

	(In thousands)
Current	
Federal	$2,578
State and city	694
Total current	3,272
Deferred	
Federal	(189)
State and city	(61)
Total deferred	(250)
Total income tax expense	$3,022

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

	(In thousands)
Income tax expense at statutory rate	$2,678
State and city income taxes, net of federal income tax effect	411
Tax-exempt interest	(138)
Other	71
	$3,022

Net deferred tax assets were comprised of the following:

	(In thousands)
Stock-based compensation	$1,878
Intangible assets	38
Incentive compensation plans	422
Total deferred tax assets	2,338
Depreciation and amortization	(107)
Total deferred tax liabilities	(107)
Net deferred tax asset	$2,231

The Company believes that it is more likely than not that the deferred tax asset will be realized through taxable earnings or alternative tax strategies.

6. Related party transactions

Cash and money-market assets

The Company maintains an operating checking account with M&T Bank. When available, funds are invested in the MTB Money Market Mutual Fund, a mutual fund managed by Wilmington Trust Investment Advisors, Inc., a wholly owned subsidiary of M&T Bank and formerly known as MTB Investment Advisors, Inc. prior to its name change on January 10, 2012. The Company also maintains deposit accounts with M&T Bank that are segregated for the benefit of customers under Rule 15c3-3 of the SEC and to facilitate customer transactions.

Occupancy

The Company leases space within banking offices of M&T Bank. The lease agreement remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of this agreement, rent expense incurred during 2011 related to premises of M&T Bank occupied by the Company totaled $11,238,000, and was equal to 20% of adjusted gross commission income earned by the Company from sales at certain banking offices, less sales management, marketing, promotion and other expenses incurred by the Company deductible under this agreement. The Company also occupies non-banking office space in facilities owned or leased by M&T Bank. Occupancy expenses related to those facilities amounted to $1,275,000 in 2011.

Due to parent

Amounts payable to M&T Bank resulting from the transactions noted herein are generally paid on a monthly basis.

Training

The Company conducts technical training sessions for employees of M&T Bank. Amounts received from M&T Bank reimbursing the Company for those sessions totaled $380,000 in 2011 and were included as a reduction of other expenses in the statement of income. Additionally, M&T Bank provides training services to employees of the Company. Amounts paid by the Company to M&T Bank for training totaled $69,000 in 2011 and were included in other expenses in the statement of income.

Services performed by parent

Costs for data processing, personnel administration, legal and other services performed by M&T Bank on behalf of the Company are included in other expenses in the statement of income and totaled $8,284,000 in 2011.

7. **Net capital requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $22,807,000 at December 31, 2011, which was $21,457,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.89 to 1 at December 31, 2011.

8. **Contingent liabilities**

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company does not expect to incur significant losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not experienced any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker with which it conducts business.

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2011 the Company had a commitment in the amount of $1,290,000 for municipal bonds and notes purchased on a when-issued basis and not settled as of December 31, 2011.

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

Schedule I

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011
(In thousands)

Net capital

Shareholder's equity	$	29,568
Adjustment for non-allowable assets:		
Deferred income taxes		2,231
Furniture and equipment		875
Various asset accounts not offset against related liabilities		3,048
Net capital before haircut on securities positions		23,414
Haircut on securities positions		607
Net capital		22,807
Required net capital (6 2/3% of aggregate indebtedness of $20,248)		1,350
Excess net capital	$	21,457

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2011, submitted on January 25, 2012.

M&T SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3
December 31, 2011

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(i) and (ii) of Rule 15c3-3 dealing with introducing brokers.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035185 FINRA DEC
M & T SECURITIES INC 14*14
ATTN: CAROL GOULDING
285 DELAWARE AVE STE 2000
BUFFALO NY 14202-1869

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 98,119.85

B. Less payment made with SIPC-6 filed (exclude interest) (45,929.74)

7/25/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 52,190.11

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 52,190.11

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M+T Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Administrative VP
(Title)

Dated the 14 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN. 1, 2011
and ending DEC. 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 84,911,247
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	10,967
(7) Net loss from securities in investment accounts.	
Total additions	84,922,214
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	44,297,630
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,078,527
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	254,401
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	43,717
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	45,674,275
2d. SIPC Net Operating Revenues	$ 39,247,939
2e. General Assessment @ .0025	$ 98,119.85 (to page 1, line 2.A.)